June 22, 2007
Via EDGAR and Courier
Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Local.com Corporation Registration Statement on Form S-3; Filed April 4, 2007; File No. 333-141890
Dear Ms. Wolff:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated June 8, 2007 (the “Comment Letter”), to the above referenced Form S-3 of Local.com Corporation (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).
For your convenience, we are sending you a copy of this letter.
The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.
General
     1. We note your response to our comment letter dated May 3, 2007. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).
     Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed on continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.
Response: Unfortunately we have had a difficult time discussing the Rule 415 analysis with the Staff and determined that it would facilitate the process to address our concerns in writing.
We do not believe that this transaction is a primary offering being facilitated on behalf of the Company by the investors. We believe that this comment could have been derived from the table in our response to Comment #6 of the SEC comment letter dated May 3, 2007. After receiving the letter we attempted to contact the SEC in order to clarify the formula that was requested in the comment letter. Comment #6 requested that we calculate the percentage of the Company’s outstanding shares that the offering represents. The formula that we were requested to use asked us to divide (i) the number of outstanding shares by (ii) the number of shares were issued or are issuable in the transaction. Using this formula does not lead to an accurate percentage. We believe that the correct formula would have been to divide (i) the number of shares issued or issuable in the transaction by (ii) the number of outstanding shares.
The following is a summary of the key percentage metrics that this offering represents:
•	Immediately prior to the offering, the Company had 9,298,419 shares of common stock outstanding.

•	Immediately prior to the offering, there were 340,866 shares beneficially owned by affiliates of the Company or the selling stockholders identified in the above referenced Form S-3.

•	The shares of Company common stock issued or issuable pursuant to the transaction represent 40.0% of the total outstanding shares of Company common stock immediately prior to the transaction.

•	The shares of Company common stock issued or issuable pursuant to the transaction represent 41.5% of the Company’s public float (calculated by excluding shares held by affiliates and the selling stockholders from the number of total outstanding shares of Company common stock).

•	In addition, on a fully-diluted basis, the shares of Company common stock issued or issuable pursuant to the transaction represent 30.3% of the aggregate outstanding amount of Company’s fully diluted common stock immediately prior to the transaction (calculated by assuming the conversion or exercise of all 3,037,027 outstanding options and warrants).

•	In connection with the transaction, the Company issued convertible notes that are convertible into an aggregate of 1,990,050 shares of Company common stock and warrants exercisable into 1,735,324 shares of Company common stock.

•	The shares of Company common stock underlying the convertible notes represent 22.2% of the Company’s public float (calculated as described above by excluding outstanding shares held by affiliates and selling stockholders).

•	The shares of Company common stock underlying the warrants represent 19.4% of the Company’s public float. It is important to note that 50% of the warrants have an exercise price equal to 120% of the conversion price of the convertible notes and the remaining 50% of the warrants have an exercise price equal to 140% of the conversion price of the warrants.
Although we acknowledge that the offering represents 41.5% of the Company’s public float (which exceeds the SEC stated guideline of 33%), we do not believe that the facts and circumstances of this offering lead to the conclusion that under the standards set forth in Part D.29 of the Division’s Manual of Publicly Available Telephone interpretations that this is a primary offering.
First of all, the convertible notes are fixed; they do not include any variable provisions or other toxic aspects that could lead to significant additional dilution.
Second, the investors have already held the shares for approximately four months, since February 23, 2007.
Third, the convertible notes were sold to two investors: Hearst Communications which purchased approximately 80% of the convertible notes and Greenway Capital which purchased the remaining convertible notes. Hearst is a strategic investor and is not in the business of buying and selling securities. Hearst and the Company are pursuing business development opportunities and the Company has no reason to believe that Hearst desires to sell their position in the Company in the near future. Greenway Capital is a financial investor with a proven track record as a buy and hold investor. We have no reason to believe that these investors will be selling their Company securities in the near future.
Fourth, prior to the transaction, there was no relationship between the Company and the investors.
Fifth, the Company’s average daily trading volume is 36,820 shares. Even if the investors did begin to sell their shares immediately, the sale of all of the Company common stock issued or issuable in the connection with the transaction would take over 100 trading days, assuming that the investors were able to sell the entire average daily trading volume each day. The investors were aware of the Company’s trading volume and must have been aware that any investment in the Company’s common stock would require them to hold the shares for a significant period of time.
Sixth, the shares underlying the warrants represent 46.6% of the aggregate number of shares issued or issuable in the transaction and 19.4% of the Company’s public float. As discussed above, the warrants have exercise prices well in excess of the conversion price of the convertible notes which would make it very difficult, if not impossible, to sell the shares underlying the warrants in the short term.

Seventh, registration does not equate to an intent to sell or distribute. As discussed, the investors would not be able to sell their securities quickly due to the market for the Company’s common stock.
Under all of the circumstances, it does not appear that the investors are acting as a conduit for the Company. The investors have already held the shares for four months; the investors purchased the shares in a transaction with knowledge that the trading volume of the Company’s common stock was not robust enough to permit them to sell large amounts of their investments quickly; the investors had no prior relationship to the Company; and neither of the investors are in the business of underwriting securities. Under these facts and circumstances, it does not seem reasonable to assume that this transaction is a primary offering.
     2. Please revise the registration statement to disclose the information provided in your response letter regarding the payments made to the selling stockholders and the net proceeds you received in these transactions.
Response: After we resolve the issue of which registration statement the Company should use for the registration of the shares, we will revise the registration statement in accordance with the comment.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.

Respectfully submitted,
/s/ Douglas S. Norman

Douglas S. Norman Chief Financial Officer

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